Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

To All Current Media General Employees:

If you are a participant in the MG Advantage 401(k) Plan and were invested in the MG Stock Fund on September 5, 2013, you will soon be receiving an email message from “MEDIA GENERAL, INC. ID@proxyvote.com.” The message will provide you with important information and links related to our proposed merger with New Young Broadcasting and the Special Meeting of Stockholders scheduled for November 7, 2013. The email also will allow you to vote your 401(k) shares electronically with respect to the merger. Using electronic delivery makes the voting process easier for you and saves on printing and mailing costs. Employees who are on leave will receive full packages by mail. Your vote is important, and we hope you will take advantage of this opportunity to participate.

Additional Information

Media General has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4, and a final proxy statement/prospectus, in each case relating to Media General's proposed combination with New Young Broadcasting. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION FILED OR TO BE FILED WITH THE SEC RELATING TO THE TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents are available without charge on the SEC's web site at www.sec.gov and on Media General's web site, www.mediageneral.com. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Media General and its directors and executive officers may be deemed to be participants in the solicitation of proxies of Media General shareholders in connection with the proposed combination. Investors may obtain more detailed information regarding the names, affiliations and interests of Media General's directors and executive officers by reading Media General's Registration Statement on Form S-4 and the final proxy statement/prospectus relating to the transaction.